ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

John Hancock Funds II (the Trust)

John Hancock Capital Appreciation Value Fund (the fund)

At a meeting held on March 21-23, 2017, the Trust’s Board of Trustees approved the investment policy changes set forth in the following amended and restated sixth paragraph of the “Principal Investment Strategies” portion of the fund summary section and the separate “Principal Investment Strategies” section of the prospectus:

The fund may invest up to 10% of its total assets in hybrid instruments to protect against downside risk or as a substitute for investing directly in certain securities. Hybrid instruments are a type of high-risk derivative such as covered calls, over-the-counter options and credit default swaps, which can combine the characteristics of securities, futures and options. Such securities may bear interest or pay dividends at below (or even relatively nominal) rates. In addition, the fund may invest up to 10% of its total assets in mortgage- and asset-backed securities.

Accordingly, the “Principal Risks of Investing in the Fund” portion of the fund summary is revised as follows:

“Hedging, derivatives, and other strategic transactions risk” is amended and restated as follows:

Hedging, derivatives, and other strategic transactions risk. Hedging, derivatives, and other strategic transactions may increase a fund’s volatility and could produce disproportionate losses, potentially more than the fund’s principal investment. Risks of these transactions are different from and possibly greater than risks of investing directly in securities and other traditional instruments. Under certain market conditions, derivatives could become harder to value or sell and may become subject to liquidity risk (i.e., the inability to enter into closing transactions). Derivatives and other strategic transactions that the fund intends to utilize include: futures contracts, options, and credit default swaps. Futures contracts, options, and credit default swaps generally are subject to counterparty risk.

The following disclosure is added:

Mortgage-backed and asset-backed securities risk. Mortgage-backed and asset-backed securities are subject to different combinations of prepayment, extension, interest-rate, and other market risks.